QUAKER ANNOUNCES REENGINEERING MEASURES
TO STRENGTHEN COMPETITIVE ADVANTAGE;
WILL RESULT IN FOURTH-QUARTER CHARGES

CHICAGO, May 16, 1994 -- The Quaker Oats Company (NYSE:OAT) today announced that it is pursuing a series of cost reduction measures, as part of a company-wide reengineering process, designed to bring greater value to consumers and trade customers and to keep Quaker among the top-performing companies in the food industry. The cost reduction measures will result in a charge of approximately $110 million to $130 million, or $1.00 to $1.20 per share, in the fourth fiscal quarter ending June 30, 1994, and are expected to save $35 million to $45 million annually.

The first action will be the elimination of approximately 300 positions at the Company's Chicago headquarters and Barrington, Illinois Research and Development facility, representing a combined reduction of about 15 percent at the two locations. The remaining actions will be mostly related to consolidations at several Quaker facilities around the world, which will be completed over the next 12 to 15 months, as well as write-offs relating to discontinued product lines and excess manufacturing capacity.

William D. Smithburg, Chairman and Chief Executive Officer, said, "Today's announcement does not constitute a single event, but more of an ongoing process of streamlining the way in which we manufacture and market our products. The entire grocery industry is engaged in productivity and efficiency initiatives called Efficient Consumer Response (ECR). Quaker has been in the forefront of this movement with programs, such as Supply Chain Management and Total Customer Development, that bring value to our consumers and trade customers.

"We are making these changes at a time when our financial results are strong," Mr. Smithburg said. "Our objective is to stay ahead of our competition by improving the speed and responsiveness of our go-to-market processes by further reducing redundancies within our systems. If we can do that, while providing healthful, good-tasting products that consumers want, we will be in an excellent position to realize our stated financial objective of achieving a real earnings growth rate of at least 7 percent over time."

The departments and employees most affected by today's action are in shared service areas, such as Consumer Affairs, Package Design and Promotions, which are either being realigned into specific business units, outsourced or eliminated. Employees whose jobs are being affected will in most cases remain in active service through June 30. They will receive an enhanced severance package and will be provided outplacement services to assist them in finding new positions.

Philip A. Marineau, President and Chief Operating Officer, said, "It is hard to make decisions that affect peoples' lives, but we believe that the changes we are making will help us get our skills and capabilities better aligned with our consumers and trade customers. In no way is this a reflection on the affected employees or the quality of work they have done."

For the nine months ended March 31, 1994, Quaker reported a 16 percent increase in operating profits. In its most recent fiscal year ended June 30, 1993, Quaker achieved earnings per share of $3.93 up 21 percent from the prior year's $3.25, excluding the cumulative effect of new accounting standards. Fiscal 1993 sales were $5.7 billion.

Quaker's worldwide employment currently stands at 20,000, of which 11,000 are located in the U.S.